# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cloopen Group Holding Limited, CIK 0001804583
CUSIP: 18900M203
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0001483503
Persons authorized to receive notices and communications: Yipeng Li, CFO, 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102, (86) 10-6477-5680

## Reporting persons
- TB Alternative Assets Ltd. (CIK 0001483503): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 38,474,611; shared voting power 0; sole dispositive power 38,474,611; shared dispositive power 0; aggregate amount beneficially owned 38,474,611 (12.15% of the class)
  Comment: Row 7, 9 ,11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 11.24% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 6.71% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Trustbridge Partners V, L.P. (CIK 0001618396): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 38,474,611; shared voting power 0; sole dispositive power 38,474,611; shared dispositive power 0; aggregate amount beneficially owned 38,474,611 (12.15% of the class)
  Comment: Row 7, 9, 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 11.24% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 6.71% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Trustbridge Partners VII, L.P. (CIK 0001833327): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 38,474,611; sole dispositive power 0; shared dispositive power 38,474,611; aggregate amount beneficially owned 38,474,611 (12.15% of the class)
  Comment: Row 8, 10, 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 11.24% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 6.71% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- TB Partners GP5 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 38,474,611; shared voting power 0; sole dispositive power 38,474,611; shared dispositive power 0; aggregate amount beneficially owned 38,474,611 (12.15% of the class)
  Comment: Row 7, 9, 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 11.24% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 6.71% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- TB Partners GP7 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 38,474,611; sole dispositive power 0; shared dispositive power 38,474,611; aggregate amount beneficially owned 38,474,611 (12.15% of the class)
  Comment: Row 8, 10, 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 11.24% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 6.71% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Changxun Sun (CIK 0001907822): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 27,649,839; shared voting power 0; sole dispositive power 27,649,839; shared dispositive power 0; aggregate amount beneficially owned 27,649,839 (8.08% of the class)
  Comment: Row 7, 9, 11. Represents (i) 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company wholly-owned by Mr. Changxun Sun, and (ii) 2,000,000 Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under the Issuer's share incentive plans issued due to exercise of options under the 2016 Share Incentive Plan.
  
  Row 13. Percentage calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for the purpose of calculating the Reporting Person's percentage of ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 45.11% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Cloopen Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 25,649,839; shared voting power 0; sole dispositive power 25,649,839; shared dispositive power 0; aggregate amount beneficially owned 25,649,839 (7.5% of the class)
  Comment: Row 7, 9, 11. Represents 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company wholly-owned by Mr. Changxun Sun.
  
  Row 13. Percentage calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for the purpose of calculating the Reporting Person's percentage of ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 44.76% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Flawless Success Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 6,410,750; shared voting power 0; sole dispositive power 6,410,750; shared dispositive power 0; aggregate amount beneficially owned 6,410,750 (2.03% of the class)
  Comment: Row 7, 9, 11. Represents 6,410,750 Class A ordinary shares, including 720,829 ADSs, held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under the Issuer's share incentive plans issued due to exercise of options under the 2016 Share Incentive Plan.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 1.87% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 1.12% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Tencent Holdings Limited (CIK 0001293451): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 13,049,682; shared voting power 0; sole dispositive power 13,049,682; shared dispositive power 0; aggregate amount beneficially owned 13,049,682 (4.12% of the class)
  Comment: Row 7, 9, 11. Represents (1) 11,799,684 Class A ordinary shares held by Image Frame Investment (HK) Limited; (2) 1,249,998 Class A ordinary shares held by THL H Limited. Each Image Frame Investment (HK) Limited and THL H Limited is a subsidiary of Tencent Holdings Limited. Tencent Holdings Limited intends to transfer all 1,249,998 Class A ordinary shares held by THL H Limited to Image Frame Investment (HK) Limited.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 3.81% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 2.28% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Image Frame Investment (HK) Limited (CIK 0001970144): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: affiliate funds (AF); sole voting power 11,799,684; shared voting power 0; sole dispositive power 11,799,684; shared dispositive power 0; aggregate amount beneficially owned 11,799,684 (3.73% of the class)
  Comment: Row 7, 9, 11. Represents 11,799,684 Class A ordinary shares, held by Image Frame Investment (HK) Limited.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 3.45% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 2.06% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Parantoux Vintage PE Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 3,123,446; shared voting power 0; sole dispositive power 3,123,446; shared dispositive power 0; aggregate amount beneficially owned 3,123,446 (0.99% of the class)
  Comment: Row 7, 9, 11. Represents 3,123,446 Class A ordinary shares, held by Parantoux Vintage PE Ltd.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 0.91% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 0.55% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Yang Diao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 3,123,446; shared voting power 0; sole dispositive power 3,123,446; shared dispositive power 0; aggregate amount beneficially owned 3,123,446 (0.99% of the class)
  Comment: Row 7, 9, 11. Represents 3,123,446 Class A ordinary shares, held by Parantoux Vintage PE Ltd.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 0.91% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 0.55% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Novo Investment HK Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 11,799,685; shared voting power 0; sole dispositive power 11,799,685; shared dispositive power 0; aggregate amount beneficially owned 11,799,685 (3.73% of the class)
  Comment: Row 7, 9, 11. Represents 11,799,685 Class A ordinary shares held by Novo Investment HK Limited.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 3.45% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 2.06% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 11,799,685; shared voting power 0; sole dispositive power 11,799,685; shared dispositive power 0; aggregate amount beneficially owned 11,799,685 (3.73% of the class)
  Comment: Row 7, 9, 11. Represents 11,799,685 Class A ordinary shares held by Novo Investment HK Limited.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 3.45% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 2.06% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- China Reform Venture Capital Investment Management (Shenzhen) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 11,799,685; shared voting power 0; sole dispositive power 11,799,685; shared dispositive power 0; aggregate amount beneficially owned 11,799,685 (3.73% of the class)
  Comment: Row 7, 9, 11. Represents 11,799,685 Class A ordinary shares held by Novo Investment HK Limited.
  
  Row 13. (i) Percentage calculated based on 316,554,332 Class A ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 3.45% of the total issued and outstanding ordinary shares of the Issuer, calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares and 25,649,839 Class B ordinary shares issued and outstanding as of May 12, 2026, as set forth in the Merger Agreement. The Class B ordinary shares are treated as converted into Class A ordinary shares solely for purposes of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 2.06% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: Cloopen Group Holding Limited
Address of issuer's principal executive offices: 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the statement on Schedule 13D filed jointly by Trustbridge Partners V, L.P. ("Trustbridge V"), Trustbridge VII ("Trustbridge VII"), TB Partners GP5 Limited ("TB GP5"), TB Partners GP7 Limited ("TB GP7"), TB Alternative Assets Ltd. ("TBAA"), Changxun Sun ("Mr. Sun"), and Cloopen Co., Ltd. ("Cloopen Co") with the Securities and Exchange Commission (the "SEC") on December 30, 2025 (the "Original Schedule 13D"). This Schedule 13D also represents the initial Schedule 13D filed by Flawless Success Limited ("Flawless Success"), Tencent Holdings Limited ("Tencent"), Image Frame Investment (HK) Limited ("Image Frame"), Parantoux Vintage PE Ltd. ("Parantoux"), Yang Diao ("Mr. Diao"), Novo Investment HK Limited ("Novo Investment"), Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership) ("Shenzhen Nuohe"), and China Reform Venture Capital Investment Management (Shenzhen) Ltd. ("China Reform"). All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

This Amendment relates to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Cloopen Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer"), whose principal executive office is located at 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, the People's Republic of China.

The Issuer's ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares" or "Shares").

The Issuer's ADSs are quoted on the OTC market under the symbol "RAASY".

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Statement is being jointly filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Trustbridge Partners V, L.P., an exempted limited partnership incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104;

(ii) Trustbridge Partners VII, L.P., an exempted limited partnership incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104;

(iii) TB Partners GP5 Limited, an exempted company incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104;

(iv) TB Partners GP7 Limited, an exempted company incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104;

(v) TB Alternative Assets Ltd., an exempted company incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104;

(vi) Changxun Sun, a citizen of the People's Republic of China whose principal business office is at 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, People's Republic of China;

(vii) Cloopen Co., Ltd., a company incorporated in the British Virgin Islands whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

(viii) Flawless Success Limited, a company incorporated in the British Virgin Islands whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

(ix) Tencent Holdings Limited, a company incorporated in the Cayman Islands whose principal business office is at Level 29, Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong SAR;

(x) Image Frame Investment (HK) Limited, a company incorporated in Hong Kong Special Administrative Region of the People's Republic of China whose principal business office is at Level 29, Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong SAR;

(xi) Parantoux Vintage PE Ltd., a limited company incorporated in the British Virgin Islands whose registered office is at Flemming House, P.O. Box 662, Wickhams Cay, Road Town, Tortola, British Virgin Islands, VG1110;

(xii) Yang Diao, a citizen of the People's Republic of China whose principal business office is at Unit 802, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR;

(xiii) Novo Investment HK Limited, a limited company incorporated in the Hong Kong Special Administrative Region of the People's Republic of China whose registered office is at Suite 603, 6/F, Laws Commercial Plaza, 788 Cheung Sha Wan Road, Hong Kong SAR;

(xiv) Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership), a limited partnership incorporated in the People's Republic of China whose registered office is at: Room 504, Hedge Fund Center, Fund Town, No. 128 Guiwan 5th Road, Nanshan Subdistrict, Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, Shenzhen, People's Republic of China; and

(xv) China Reform Venture Capital Investment Management (Shenzhen) Ltd., a limited company incorporated in the People's Republic of China whose registered office is at: Room 504, Hedge Fund Center, Fund Town, No. 128 Guiwan 5th Road, Nanshan Subdistrict, Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, Shenzhen, People's Republic of China.

The agreement among the persons listed in (i) through (xv) (each a "Reporting Person" and collectively the "Reporting Persons") relating to the joint filing of this Statement entered into on May 12, 2026 (the "Joint Filing Agreement") in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act is attached to this Statement as Exhibit 99.15. The Reporting Persons (except for TBAA) are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Act with respect to the Merger described in Item 4 below. Each Reporting Person (other than those entities within the same immediate control) expressly disclaims beneficial ownership of any Ordinary Shares or ADSs directly or indirectly held by the other Reporting Persons. Furthermore, other than those entities within the same immediate control, this Amendment shall not be construed as an admission or acknowledgment that any of the Reporting Persons beneficially owns any Ordinary Shares or ADSs directly or indirectly held by the other Reporting Persons or any other person, or that any Reporting Person is or has affirmed membership in a "group" (within the meaning of Rule 13d-5(b) under the Act) with any other Reporting Person, except to the extent that such group status is created for the limited purpose of the Merger. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Trustbridge V is the record holder of 38,474,611 Class A Ordinary Shares of the Issuer. The general partner of the general partner of Trustbridge V is TB GP5, which, through its board of directors, has the power to direct the voting and disposition of the securities held by Trustbridge V. The general partner of the general partner of Trustbridge VII is TB GP7, which, through its board of directors, has the power to direct the voting and disposition of the securities held by Trustbridge VII. Trustbridge V and Trustbridge VII are affiliated Cayman registered private equity funds within the Trustbridge Partners group. TBAA acts as the investment adviser of the investment manager of Trustbridge V and Trustbridge VII.

Cloopen Co is the record holder of 25,649,839 Class B Ordinary Shares of the Issuer. Cloopen Co is a company wholly-owned by Mr. Sun.

Flawless is the record holder of 6,410,750 Class A Ordinary Shares. Flawless is a nominee of the Issuer's employee incentive trust that holds such shares for and on behalf of the grantees under our share incentive plans issued due to exercise of options under the 2016 Plan.

Image Frame is the record holder of 11,799,684 Class A Ordinary Shares of the Issuer. Image Frame is a wholly-owned subsidiary of Tencent. Tencent has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Tencent is an integrated internet services company providing services including value-added services, online advertising and FinTech and business services. Tencent has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Image Frame is a wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Parantoux is the record holder of 3,123,446 Class A Ordinary Shares of the Issuer. Mr. Diao is the controlling shareholder of Parantoux.

Novo Investment is the record holder of 11,799,685 Class A Ordinary Shares of the Issuer. Novo Investment is wholly owned by Shenzhen Nuohe. The general partner of Shenzhen Nuohe is China Reform.
Residence or business address: See paragraph (a) above for the Residence or Business Address of the Reporting Persons.
Present principal occupation or employment:
The principal business of the Reporting Persons:

(i) The principal business of Trustbridge V is serving as a private equity fund;

(ii) The principal business of Trustbridge VII is serving as a private equity fund;

(iii) The principal business of TB GP5 is serving as the general partner of Trustbridge V's general partner;

(iv) The principal business of TB GP7 is serving as the general partner of Trustbridge VII's general partner;

(v) The principal business of TBAA is serving as the adviser of the investment manager of Trustbridge V and Trustbridge VII;

(vi) The principal business of Cloopen Co is investment holding;

(vii) The principal business of Flawless Success is acting as a nominee of an employee incentive trust;

(viii) The principal business of Tencent is serving as an integrated internet services company providing services including value-added services, online advertising and FinTech and business services;

(ix) The principal business of Image Frame is serving as a wholly-owned subsidiary of Tencent, principally engaged in the business of holding securities in portfolio companies in which Tencent invests;

(x) The principal business of Parantoux is investment holding;

(xi) The principal business of Novo Investment is investment holding;

(xii) The principal business of Shenzhen Nuohe is serving as a private equity fund;

(xiii) The principal business of China Reform is investment management.

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof, if any, is set forth on Schedule A (See Exhibit 99.16).
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A (See Exhibit 99.16) hereto has been convicted in a criminal proceeding (excluding traffic violations or similar minor offenses)
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A (See Exhibit 99.16) hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: See paragraph (a) above for the citizenship of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The descriptions of the Merger Agreement (as defined below), the Equity Commitment Letters (as defined below), the Debt Commitment Letter (as defined below), the Support Agreement (as defined below), the Interim Investors Agreement (as defined below) and the Limited Guarantees (as defined below) are incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 12, 2026, the Issuer entered into a definitive agreement and plan of merger (the "Merger Agreement") with SpringX Holdings Limited ("Parent"), AutumnX Holdings Limited ("HoldCo"), a wholly-owned subsidiary of Parent, and SummerX Holdings Limited ("Merger Sub"), a wholly-owned subsidiary of HoldCo. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company and becoming a wholly-owned subsidiary of HoldCo (the "Merger").

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as defined below), Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs (as defined below)) will be cancelled and cease to exist in exchange for the right to receive US$0.4940 in cash per Share without interest. Pursuant to the terms of the Merger Agreement, at the Effective Time, each American Depositary Share, representing six (6) Class A Ordinary Shares (each, an "ADS"), issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), together with the Class A Ordinary Shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$2.9641 in cash per ADS without interest (less applicable fees, charges and expenses payable by ADS holders). Pursuant to the terms of the Merger Agreement, at the Effective Time, each Excluded Share and ADS representing Excluded Shares issued and outstanding immediately prior to the Effective Time will be canceled and cease to exist without payment of any consideration or distribution therefor. For the purposes of the Merger Agreement, "Excluded Shares" means, collectively: (i) certain Shares (including Shares represented by ADSs) held by Trustbridge V, Cloopen Co, Flawless Success, Image Frame, Parantoux, and Novo Investment (collectively, the "Rollover Shareholders"), the number of which set forth in the column titled "Rollover Shares" opposite such Rollover Shareholder's name on Schedule A to the Support Agreement (as defined below) or any Shares (including Shares represented by ADSs) acquired by such Rollover Shareholders or any of their affiliates following the date of the Merger Agreement and prior to the Effective Time (such Shares, collectively, the "Rollover Shares"); (ii) any Shares (including ADSs corresponding to such Shares) held by the depositary for the ADSs and reserved for issuance and allocation pursuant to the Issuer's share incentive plans; and (iii) any Shares held by Parent, HoldCo, Merger Sub, the Issuer or any of their respective subsidiaries. Pursuant to the terms of the Merger Agreement, at the Effective Time, each Dissenting Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist and holders of Dissenting Shares upon serving a valid written notice of dissent under Section 238(5) of the Companies Act of the Cayman Islands will be entitled thereof to receive only the payment of the fair value of such Dissenting Shares determined in accordance with the provisions of Section 238 of the Companies Act of the Cayman Islands.

If the Merger is consummated, the Issuer will become a private company held by the HoldCo and beneficially owned by the Reporting Persons and other Rollover Shareholders and their respective affiliates, and the quotation of the Shares and ADSs will be removed from the OTC Market.

It is anticipated that approximately US$112 million will be expended to complete the Merger. This amount includes (a) the estimated funds required to (i) purchase the outstanding Shares (including Shares represented by ADSs, other than Excluded Shares, Dissenting Shares) at a purchase price of US$2.9641 per ADS or US$0.4940 per Ordinary Share, and (ii) settle outstanding Company Equity Awards (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement and the other Transaction Documents (as defined in the Merger Agreement), including the Merger (the "Transactions").

The Transactions will be funded through a combination of (a) cash contributions contemplated by the equity commitment letters (each, an "Equity Commitment Letter" and, collectively, the "Equity Commitment Letters"), each dated as of May 12, 2026, by and between Parent and each of Trustbridge VII, Cloopen Co, and Retail Technology Asia Limited ("Dmall"), (b) proceeds from a committed term loan facility contemplated by the debt commitment letter, dated as of May 12, 2026 (the "Debt Commitment Letter"), by and between Parent and China Minsheng Banking Corp., Ltd. Shanghai Pilot Free Trade Zone Branch (the "Lender"), and (c) rollover equity contributions by the Rollover Shareholders, which will be cancelled and cease to exist without payment of any consideration or distribution therefor.

Under the terms and subject to the conditions of the Equity Commitment Letter executed and delivered by Trustbridge VII, Trustbridge VII will provide, or cause to be provided, equity financing to Parent in an amount of US$36,000,000 in connection with the Transactions.

Under the terms and subject to the conditions of the Equity Commitment Letter executed and delivered by Cloopen Co, Cloopen Co will provide, or cause to be provided, equity financing to Parent in an amount of US$300,000 in connection with the Transactions.

Under the terms and subject to the conditions of the Equity Commitment Letter executed and delivered by Dmall, Dmall will provide, or cause to be provided, equity financing to Parent in an amount of US$36,000,000 in connection with the Transactions.

Under the terms and subject to the conditions of the Debt Commitment Letter, the Lender has committed to underwrite, provide and fund a term loan facility in RMB up to the equivalent of US$42,000,000 to fund the Transactions.

Concurrently with the execution and delivery of the Merger Agreement, the Management Party (as defined in the Support Agreement), the Supporting Shareholders (as defined in the Support Agreement), and HoldCo entered into a support agreement (the "Support Agreement"), pursuant to which, among other things, each Supporting Shareholder agreed, upon the terms and subject to the conditions set forth therein, (a) to vote all Shares (including Shares represented by ADSs) held by such Supporting Shareholder, together with any Shares (including Shares represented by ADSs) acquired by such Supporting Shareholder or any of such Supporting Shareholder's Affiliates following the date hereof and prior to the Closing, in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, the Post-Closing M&A (as defined in the Merger Agreement) and the consummation of the Transactions, including the Merger, and (b) to subscribe for or otherwise receive shares of HoldCo at or immediately prior to the Effective Time in consideration of, and receive no cash consideration for, the cancellation of the Rollover Shares and the Company Equity Awards held by each Rollover Shareholder in accordance with the terms of the Merger Agreement. For the purpose of streamlining the holding structure in connection with the Transactions, Tencent intends to cause THL H Limited to transfer 1,249,998 Class A Ordinary Shares to Image Frame (the "Internal Transfer"), following which Image Frame will directly hold an aggregate of 13,049,682 Class A Ordinary Shares to be subject to the Support Agreement.

Concurrently with the execution and delivery of the Merger Agreement, Trustbridge VII, Mr. Sun, Cloopen Co, and Dmall entered into an interim investors agreement (the "Interim Investors Agreement") with Parent, HoldCo and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent, HoldCo and Merger Sub and the relationship among the Investors (as defined in the Interim Investors Agreement) with respect to the Transactions.

Concurrently with the execution and delivery of the Merger Agreement, Trustbridge VII executed and delivered a limited guarantee in favor of the Issuer with respect to a portion of the payment obligations of Parent or HoldCo under the Merger Agreement for the Parent Termination Fee (as defined in the Merger Agreement) that may become payable to the Issuer by HoldCo under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, Cloopen Co executed and delivered a limited guarantee in favor of the Issuer with respect to a portion of the payment obligations of Parent or HoldCo under the Merger Agreement for the Parent Termination Fee (as defined in the Merger Agreement) that may become payable to the Issuer by HoldCo under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, Dmall executed and delivered a limited guarantee in favor of the Issuer with respect to a portion of the payment obligations of Parent or HoldCo under the Merger Agreement for the Parent Termination Fee (as defined in the Merger Agreement) that may become payable to the Issuer by HoldCo under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement (together with the limited guarantees executed and delivered by Trustbridge VII and Cloopen Co, the "Limited Guarantees", and each, a "Limited Guarantee").

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Equity Commitment Letters, the Debt Commitment Letter, the Support Agreement, the Interim Investors Agreement and the Limited Guarantees, copies of which are attached hereto as Exhibits 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, 99.11, 99.12, 99.13 and 99.14, respectively, and which are incorporated herein by reference in their entirety.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of this Amendment (including but not limited to footnotes to such information) are incorporated herein by reference.

The information set forth in Items 2, 3, and 4 is incorporated herein by reference.

The Reporting Persons (except for TBAA) may be deemed to be members of a "group" pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) and Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by the other Reporting Persons or any other reporting person. Neither the filing of the Schedule 13D, this Amendment nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) or any Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by the other Reporting Persons or any other reporting person. The Reporting Persons are only responsible for the information contained in the Schedule 13D and this Amendment and assume no responsibility for information contained in any other Schedule 13D filed by any other reporting person.
Number of shares as to which each person has sole or shared power to vote or dispose: see (a)
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment or previously reported in the Schedule 13D, to the best knowledge of each of the Reporting Persons, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except as disclosed in this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.5 Merger Agreement, dated May 12, 2026
99.6 Equity Commitment Letter, dated May 12, 2026, by Trustbridge VII in favor of Parent
99.7 Equity Commitment Letter, dated May 12, 2026, by Cloopen Co in favor of Parent
99.8 Equity Commitment Letter, dated May 12, 2026, by Dmall in favor of Parent
99.9 Debt Commitment Letter, dated May 12, 2026
99.10 Support Agreement, dated May 12, 2026
99.11 Interim Investors Agreement, dated May 12, 2026
99.12 Limited Guarantee, dated May 12, 2026, by Trustbridge VII in favor of the Issuer
99.13 Limited Guarantee, dated May 12, 2026, by Cloopen Co in favor of the Issuer
99.14 Limited Guarantee, dated May 12, 2026, by Dmall in favor of the Issuer
99.15 Joint Filing Agreement, dated May 12, 2026
99.16 SCHEDULE A LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

## Signatures
- TB Alternative Assets Ltd.: /s/ Shujun Li, Shujun Li, Director (05/13/2026)
- Trustbridge Partners V, L.P.: /s/ Verity Priest, Verity Priest, Authorized Signatory (05/13/2026)
- Trustbridge Partners VII, L.P.: /s/ Verity Priest, Verity Priest, Authorized Signatory (05/13/2026)
- TB Partners GP5 Limited: /s/ Verity Priest, Verity Priest, Director (05/13/2026)
- TB Partners GP7 Limited: /s/ Verity Priest, Verity Priest, Director (05/13/2026)
- Changxun Sun: /s/ Changxun Sun, Changxun Sun (05/13/2026)
- Cloopen Co., Ltd.: /s/ Changxun Sun, Changxun Sun, Director (05/13/2026)
- Flawless Success Limited: /s/ Menghan Du, Menghan Du, Director of Kastle Limited which is the director of Flawless Success Limited (05/13/2026)
- Tencent Holdings Limited: /s/ Huateng Ma, Huateng Ma, Director (05/13/2026)
- Image Frame Investment (HK) Limited: /s/ Tse Cheuk Yin Tiffany, Tse Cheuk Yin Tiffany, Director (05/13/2026)
- Parantoux Vintage PE Ltd.: /s/ Yang Diao, Yang Diao, Director (05/13/2026)
- Yang Diao: /s/ Yang Diao, Yang Diao (05/13/2026)
- Novo Investment HK Limited: /s/ Fei Xun, Fei Xun, Director (05/13/2026)
- Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership): /s/ Shuguang Shi, Shuguang Shi, Authorized Signatory (05/13/2026)
- China Reform Venture Capital Investment Management (Shenzhen) Ltd.: /s/ Jie Huang, Jie Huang, Authorized Signatory (05/13/2026)